ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated July 23, 2013

UBS AG $•   Capped Knock-Out Notes

Linked to the common stock of Facebook, Inc. due on or about August 11, 2014

Investment Description

UBS AG Capped Knock-Out Notes (the “Notes”) are unsubordinated and unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the performance of the common stock of Facebook, Inc. (the “underlying equity”). The amount you receive at maturity is based on the return of the underlying equity and whether the final price is below the trigger price. If the final price is above the trigger price, you will receive, at maturity, a return on your investment equal to the greater of the 12.50% contingent minimum return and the underlying return up to a predetermined maximum return of 12.50% (to be determined on the trade date). If the final price is below the trigger price, your Notes will be fully exposed to the decline in the price of the underlying equity, and you may lose some or all of your investment. You will not receive interest during the term of the Notes. Investing in the Notes involves significant risks. You may lose some or all of your principal amount. The contingent minimum return feature applies only if you hold the Notes to maturity. Any payment on the Notes is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire initial investment.

Features
☐	Contingent Minimum Return With Participation in the Positive Performance of the Underlying Equity Up to the Maximum Return: At maturity, UBS will pay you the principal amount of the Notes plus a minimum return of 12.50% as long as the final price is above the trigger price. The Notes provide for the participation in any positive performance of the underlying equity above the 12.50% contingent minimum return up to a maximum return of 12.50% (to be determined on the trade date). If the final price is below the trigger price on the final valuation date you will be fully exposed to the negative performance of the underlying equity.
☐	Contingent Repayment of Principal: The contingent minimum return feature also provides for the contingent repayment of your principal at maturity. If you hold the Notes to maturity and the final price is above the trigger price, UBS will pay you at least your principal amount plus the contingent minimum return. If the final price is below the trigger price, your investment will be fully exposed to any negative underlying return and, in that case, UBS will pay less than your principal amount, if anything, resulting in a loss proportionate to the negative underlying return. The contingent repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates*

Trade Date	July 23, 2013
Settlement Date	July 26, 2013
Final Valuation Date**	August 6, 2014
Maturity Date**	August 11, 2014
*	In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
**	Subject to postponement in the event of a market disruption event as described in the Capped Knock-Out Notes product supplement.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING EQUITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 5 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-13 OF THE CAPPED KNOCK-OUT NOTES PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

We are offering Capped Knock-Out Notes linked to the performance of the common stock of Facebook, Inc. The return on the Notes is subject to, and will not exceed, the predetermined maximum return.

Underlying Equity	Ticker	Contingent Minimum Return	Maximum Return	Maximum Payment at Maturity per Note	Initial Price*		Trigger Price*	CUSIP	ISIN
Common stock of Facebook, Inc.	FB	12.50%	12.50%	$1,125.00	$	•	80% of the Initial Price	90270KAA7	US90270KAA79
*	The initial price and trigger price will be determined on the trade date.

The estimated initial value of the Notes as of the trade date is expected to be between $960.00 and $985.00 for Notes linked to the common stock of Facebook, Inc. The estimated initial value of the Notes was determined on the date of this free writing prospectus by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Fair value considerations” and “Key Risks —Limited or no secondary market and secondary market price considerations” on page 5 and 6 of this free writing prospectus.

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms specified in the Capped Knock-Out Notes product supplement relating to the Notes, dated May 22, 2012, the accompanying prospectus and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, the product supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount(1)(2)	Proceeds to UBS AG
Per Note	$1,000.00	$10.00	$990.00
Total	$•	$•	$•
(1)	Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000.00 principal amount of the Notes, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2)	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates, acting as placement agents for the Notes, will receive a fee from the Issuer of $10.00 per $1,000.00 principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

J.P. Morgan Securities LLC	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the Capped Knock-Out Notes product supplement if you so request by calling toll-free 877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement for Capped Knock-Out Notes dated May 22, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000139340112000088/c314181_690713-424b2.htm

♦	Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “Notes” refer to the Capped Knock-Out Notes that are offered hereby, unless the context otherwise requires. Also, references to the “Capped Knock-Out Notes product supplement” mean the UBS product supplement, dated May 22, 2012 and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012.

This free writing prospectus, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 5 and in “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisers before deciding to invest in the Notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as the underlying equity.
♦	You believe the underlying equity will appreciate over the term of the Notes and that the appreciation is unlikely to exceed an amount equal to the maximum return of 12.50%.
♦	You understand and accept that your potential return is limited to the maximum return of 12.50% and you would be willing to invest in the Notes based on this maximum return.
♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the underlying equity.
♦	You do not seek current income from your investment.
♦	You are willing to hold the Notes to maturity, a term of approximately 12 months, and accept that there may be little or no secondary market for the Notes.
♦	You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.
♦	You understand that the estimated initial value of the Notes determined by our internal pricing models is lower than the issue price and that should UBS Securities LLC or any affiliate make secondary markets for the Notes, the price (not including their customary bid-ask spreads) will temporarily exceed the internal pricing model price.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You require an investment designed to guarantee a full return of principal at maturity.
♦	You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have the same downside market risk as the underlying equity.
♦	You believe that the price of the underlying equity will decline during the term of the Notes and will be below the trigger price on the final valuation date, or you believe the underlying equity will appreciate over the term of the Notes by more than the maximum return.
♦	You seek an investment that has unlimited return potential without a cap on appreciation.
♦	You would be unwilling to invest in the Notes based on the maximum return of 12.50%.
♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the underlying equity.
♦	You seek current income from this investment.
♦	You are unable or unwilling to hold the Notes to maturity, a term of approximately 12 months, or you seek an investment for which there will be an active secondary market.
♦	You are not willing to assume the credit risk of UBS for all payments under the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 5 of this free writing prospectus for risks related to an investment in the Notes.

Indicative Terms

Issuer	UBS AG, London Branch
Principal Amount	$1,000 per Note
Term	Approximately 12 months. In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
Underlying Equity	The common stock of Facebook, Inc.
Contingent Minimum Return	12.50%
Maximum Return	12.50%
Payment at Maturity (per Note)	The final price is observed on the final valuation date and the underlying return is calculated.
If the final price is greater than or equal to the trigger price, UBS will pay you a cash payment at maturity equal to:
$1,000 + ($1,000 × the greater of: (a) Contingent Minimum Return and (b) Underlying Return, subject to the Maximum Return)
If the final price is less than the trigger price, UBS will pay you a cash payment at maturity that is less than your principal amount, if anything, equal to:
$1,000 + ($1,000 × Underlying Return)
In such scenario, you will suffer a loss on your initial investment in an amount that is proportionate to the negative underlying return.
The contingent minimum return feature applies only at maturity and is subject to the creditworthiness of UBS.
Underlying Return	Final Price – Initial Price Initial Price
Trigger Price	80% of the initial price, to be determined on the trade date (as may be adjusted in the case of certain adjustment events as described under “General Terms of the Notes — Antidilution Adjustments” in the Capped Knock-Out Notes product supplement).
Initial Price	The closing price of the underlying equity on the trade date, as determined by the calculation agent (as may be adjusted in the case of certain adjustment events as described under “General Terms of the Notes — Antidilution Adjustments” in the Capped Knock-Out Notes product supplement).
Final Price	The closing price of the underlying equity on the final valuation date.

Determining Payment at Maturity

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦	Risk of loss at maturity — The Notes do not guarantee any return of principal at maturity. The return on the Notes depends on (i) whether the final price is below the trigger price and (ii) the direction of and percentage change in the final price of the underlying equity relative to its initial price. If the final price is below the trigger price, you will be fully exposed to any negative performance of the underlying equity on the final valuation date and you may lose some or all of your principal. Specifically, in such case, you will lose 1% (or a fraction thereof) of your principal at maturity for each 1% (or a fraction thereof) that the underlying return is less than zero.
♦	The contingent repayment of principal applies only at maturity — The contingent repayment of your principal is only available if you hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the price of the underlying equity is above the trigger price. You should be willing to hold your Notes to maturity.
♦	Your growth potential is limited — The Notes do not offer full participation in any positive appreciation of the underlying equity. The Notes allow for participation in any positive underlying return that exceeds the contingent minimum return only up to the predetermined maximum return of 12.50%. In no event will the return on your Notes be greater than the maximum return. Since the maximum payment amount on the Notes is capped, you will not accrue or benefit from a positive underlying return in excess of an amount equal to the predetermined maximum return. As a result, the return on an investment in the Notes may be less than the return on a hypothetical direct investment in the underlying equity.
♦	You will not be entitled to any contingent minimum return if the final price is below the trigger price — If the final price of the underlying equity is below the trigger price you will not be entitled to receive the contingent minimum return of 12.50% on the Notes and you will be fully exposed at maturity to any depreciation in the underlying equity. Under these circumstances, if the final price is less than the trigger price, you will lose 1% of the principal amount of your investment for every 1% decrease in the final price as compared to the initial price. Under these circumstances, you may lose some or all of your investment at maturity and you will be fully exposed to any depreciation in price of the underlying equity.
♦	No interest payments — UBS will not pay any interest with respect to the Notes.
♦	Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire initial investment.
♦	Single equity risk — The price of the underlying equity can rise or fall sharply due to factors specific to that underlying equity and the issuer of such underlying equity (the “underlying equity issuer”), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the underlying equity issuer and the underlying equity for your Notes. For additional information regarding Facebook, Inc., please see “Information about the Underlying Equity” and “Facebook, Inc.” in this free writing prospectus and the underlying equity issuer’s SEC filings referred to in this section. We urge you to review financial and other information filed periodically by the underlying equity issuer with the SEC.
♦	Fair value considerations.
•	The issue price you pay for the Notes will exceed their estimated initial value — The issue price you pay for the Notes will exceed their estimated initial value as of the trade date due to the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and projected profits. As of the close of the relevant markets on the trade date, we will determine the estimated initial value of the Notes by reference to our internal pricing models and it will be set forth in the final pricing supplement. The pricing models used to determine the estimated initial value of the Notes incorporate certain variables, including the price, volatility and expected dividends on the underlying equity, prevailing interest rates, the term of the Notes and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The underwriting discount, hedging costs, issuance costs, projected profits and the difference in rates will reduce the economic value of the Notes to you. Due to these factors, the estimated initial value of the Notes as of the trade date will be less than the issue price you pay for the Notes.
•	The estimated initial value is a theoretical price; the actual price that you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value — The value of your Notes at any time will vary based on many factors, including the factors described above and in “—Single equity risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the Notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the Notes determined by reference to our internal pricing models. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.
•	Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date — We may determine the economic terms of the Notes, as well as hedge our obligations, at least in part, prior to the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the Notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the Notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only at the maturity of the Notes.
♦	Limited or no secondary market and secondary market price considerations.
•	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and its affiliates may make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you are able to sell your Notes prior to maturity, you may have to sell them at a substantial loss. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.
•	The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements — For a limited period of time following the issuance of the Notes, UBS Securities LLC or its affiliates may offer to buy or sell such Notes at a price that exceeds (i) our valuation of the Notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such Notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Market (if any).” Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the Notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of structured debt securities such as the Notes. As described above, UBS Securities LLC and its affiliates are not required to make a market for the Notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Securities LLC reflect this temporary positive differential on their customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.
•	Price of Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the price of the underlying equity; the volatility of the underlying equity; the dividend rate paid on the underlying equity; the time remaining to the maturity of the Notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS and the then current bid-ask spread for the Notes.
•	Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices — All other things being equal, the use of the internal funding rates described above under “—Fair value considerations” as well as the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the Notes in any secondary market.
♦	Owning the Notes is not the same as owning the underlying equity — The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any dividend payments or other distributions during the term of the Notes, and any such dividends or distributions will not be factored into the calculation of the payment at maturity on your Notes. In addition, as an owner of the Notes, you will not have voting rights or any other rights that a holder of the underlying equity may have.
♦	No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the price of the underlying equity will rise or fall. There can be no assurance that the final price will be above the trigger price. The price of the underlying equity will be influenced by complex and interrelated political, economic, financial and other factors that affect the issuer of the underlying equity. You should be willing to accept the risks of owning equities in general and the underlying equity in particular, and the risk of losing some or all of your initial investment.

♦	The Notes are considered “hold to maturity” products. Generally, there is no liquid market for the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying equity may adversely affect the performance and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the underlying equity or trading activities related to the underlying equity, which may present a conflict between the interests of UBS and you, as a holder of the Notes. Furthermore, given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending sale of your Notes in the secondary market. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine the underlying return and the payment at maturity of the Notes based on the final price of the underlying equity on the final valuation date. The calculation agent can postpone the determination of the underlying return or the maturity date if a market disruption event occurs and is continuing on the final valuation date. As UBS determines the economic terms of the Notes, including the contingent minimum return, maximum return and trigger price, and such terms include hedging costs, issuance costs and projected profits, the Notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying equity to which the Notes are linked.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the Notes” beginning on page 13.

Hypothetical Examples of How the Notes Might Perform at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	Approximately 12 months
Principal Amount:	$1,000 per Note
Initial Price:	$25.00
Trigger Price:	$20.00 (which is 80% of the Initial Price)
Contingent Minimum Return:	12.50%
Maximum Return:	12.50%
*	Actual terms including the maximum return to be set on the trade date. The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Example 1: The Final Price is $30.00 (an Underlying Return of 20%).

Because the underlying return of 20% is greater than the contingent minimum return of 12.50% and greater than the maximum return of 12.50%, the investor would receive at maturity the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the maximum return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × maximum return) = $1,000 + ($1,000 × 12.50%) = $1,125.00

Investor would receive $1,125.00 at maturity for each Note for a total return on the Notes equal to the maximum return of 12.50%.

Example 2: The Final Price is $33.75 (an Underlying Return of 35%).

Because the underlying return of 35% is greater than the maximum return of 12.50%, the investor would receive at maturity the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the maximum return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × maximum return) = $1,000 + ($1,000 × 12.50%) = $1,125.00

Investor would receive $1,125.00 at maturity for each Note for a total return on the Notes equal to the maximum return of 12.50%.

Example 3: The Final Price is $22.50 (an Underlying Return of -10%).

Because the final price of $22.50 is above the trigger price of $20.00 but the underlying return of -10% is less than the contingent minimum return of 12.50%, the investor would receive at maturity the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the contingent minimum return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × contingent minimum return) = $1,000 + ($1,000 × 12.50%) = $1,125.00

Investor would receive $1,125.00 at maturity for each Note for a total return on the Notes equal to the contingent minimum return of 12.50%.

Example 4: The Final Price is $12.50 (an Underlying Return of -50%).

Because the final price of $12.50 is below the trigger price of $20.00, the investor would receive at maturity the principal amount of each Note reduced by the product of (i) the principal amount multiplied by the (ii) underlying return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × underlying return) = $1,000 + ($1,000 × -50%) = $500

Investor would receive $500.00 at maturity for each Note for a total return on the Notes equal to -50% (the underlying return).

Accordingly, if the final price is below the trigger price, you may lose some or all of your principal amount.

Any payment on the Notes is dependent on the ability of UBS to satisfy its obligations when they come due. If UBS is unable to meet its obligations, you may not receive any amounts due to you under the Notes.

Hypothetical Return Table of the Notes at Maturity

The hypothetical return table below is based on the following assumptions*:

Term:	Approximately 12 months
Principal Amount:	$1,000 per Note
Initial Price:	$25.00
Trigger Price:	$20.00 (which is 80% of the Initial Price)
Contingent Minimum Return:	12.50%
Maximum Return:	12.50%
*	Actual terms including the maximum return to be set on the trade date. The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Final Price	Underlying Return(1)	Payment at Maturity of the Notes	Total Return on the Notes
$37.50	50.00%	$1,125.00	12.50%
$36.25	45.00%	$1,125.00	12.50%
$35.00	40.00%	$1,125.00	12.50%
$33.75	35.00%	$1,125.00	12.50%
$31.25	25.00%	$1,125.00	12.50%
$30.00	20.00%	$1,125.00	12.50%
$28.75	15.00%	$1,125.00	12.50%
$28.13	12.50%	$1,125.00	12.50%
$27.50	10.00%	$1,125.00	12.50%
$26.25	5.00%	$1,125.00	12.50%
$25.00	0.00%	$1,125.00	12.50%
$23.75	-5.00%	$1,125.00	12.50%
$22.50	-10.00%	$1,125.00	12.50%
$21.25	-15.00%	$1,125.00	12.50%
$20.00	-20.00%	$1,125.00	12.50%
$18.75	-25.00%	$750.00	-25.00%
$17.50	-30.00%	$700.00	-30.00%
$16.25	-35.00%	$650.00	-35.00%
$15.00	-40.00%	$600.00	-40.00%
$13.75	-45.00%	$550.00	-45.00%
$12.50	-50.00%	$500.00	-50.00%
(1)	The hypothetical underlying return range is provided for illustrative purposes only. The actual underlying return may be below -50% and you therefore may lose up to 100% of your principal amount.

Information about the Underlying Equity

All disclosures contained in this free writing prospectus regarding the underlying equity are derived from publicly available information. Notwithstanding anything stated in the product supplement, we do not disclaim liability or responsibility for any information disclosed herein regarding the underlying equity. However, UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying equity.

Included on the following pages is a brief description of the underlying equity. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the underlying equity. The information given below is for the third and fourth calendar quarters of 2012 and the first and second calendar quarters of 2013. Partial data is provided for the second calendar quarter of 2012 and the third calendar quarter of 2013. We obtained the closing price information set forth below from the Bloomberg Professional service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying equity as an indication of future performance.

The underlying equity is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the underlying equity with the SEC can be reviewed electronically through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by the issuer of the underlying equity under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Facebook, Inc.

According to publicly available information, Facebook, Inc. (“Facebook”) builds products for users, developers, and advertisers. The products allow users to stay connected with their friends and family as well as share information. Users can access the products free of charge on the Web, mobile Web, and mobile platforms, such as Android and iOS. Developers can use the Facebook Platform to build applications and Websites that integrate with Facebook to reach its users and to build personalized and social products. Advertisers can engage with more than 900 million monthly active users on Facebook or subsets of its users based on information they have chosen to share with Facebook. Facebook offers advertisers a combination of reach, relevance, social context and engagement. Information filed by Facebook with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35551, or its CIK Code: 0001326801. Facebook’s website is http://www.facebook.com. Facebook’s common stock is listed on the NASDAQ Global Select Market under the ticker symbol “FB.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus. Notwithstanding anything stated in the product supplement, we do not disclaim liability or responsibility for any information disclosed herein regarding the underlying equity. However, UBS has not conducted any independent review or due diligence of any publicly available information.

Historical Information

The following table sets forth the quarterly high and low closing prices for Facebook’s common stock, based on the daily closing prices on the primary exchange for Facebook. We obtained the closing prices below based from Bloomberg, without independent verification. The closing prices may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, extraordinary dividends, delistings and bankruptcy. UBS has not undertaken an independent review or due diligence of any publicly available information obtained from Bloomberg. The closing price of Facebook’s common stock on July 22, 2013 was $26.05. The actual initial price will be the closing price of Facebook’s common stock on the trade date. The historical performance of the underlying equity should not be taken as indication of the future performance of the underlying equity during the term of the Notes.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
5/18/2012*	6/30/2012*	$38.37	$25.87	$31.12
7/2/2012	9/28/2012	$32.17	$17.73	$21.65
10/1/2012	12/31/2012	$28.24	$18.99	$26.63
1/2/2013	3/28/2013	$32.46	$25.14	$25.58
4/1/2013	6/28/2013	$28.97	$22.90	$24.86
7/1/2013**	7/22/2013**	$26.65	$24.37	$26.05
*	Facebook’s common stock commenced trading on the NASDAQ Global Select Market on May 18, 2012 and therefore has a limited historical performance. For this reason, available information for the second calendar quarter of 2012 includes data for the period from May 18, 2012 through June 30, 2012. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2012.
**	As of the date of this free writing prospectus, available information for the third calendar quarter of 2013 includes data for the period from July 1, 2013 through July 22, 2013. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2013.

The graph below illustrates the performance of Facebook’s common stock from May 18, 2012 through July 22, 2013, based on information from Bloomberg. The dotted line represents a hypothetical trigger price of $20.84, which is equal to 80% of the closing price on July 22, 2013. The actual trigger price will be based on the closing price of Facebook’s common stock on the trade date. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” beginning on page PS-41 of the product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Accordingly, the tax treatment of the Notes is uncertain. Pursuant to the terms of the Notes, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the underlying equity. If your Notes are so treated, you should generally not accrue any income with respect to the Notes prior to sale, exchange or maturity of the Notes and you should generally recognize capital gain or loss upon the sale, exchange or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-42 of the product supplement and that the timing and character of income or loss on your Notes could be materially and adversely affected. The risk that the Notes may be recharacterized for United States federal income tax purposes as instruments giving rise to current ordinary income (possibly in excess of any payment and before receipt of any cash) and short-term capital gain or loss (even if held for more than one year), is higher than with other equity-linked securities that do not guarantee full repayment of principal.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-41 of the product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Medicare Tax on Net Investment Income.  Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their ”net investment income,” which may include any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets.  Under recently enacted legislation, individuals that own “specified foreign financial assets” may be required to file information with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax adviser as to the application of this legislation to your ownership of the Notes.

Non-U.S. Holders.  Subject to the discussion below with respect to Section 871(m) and FATCA, we currently do not intend to withhold any tax on any payments in respect of the Notes made to a Non-U.S. Holder that provides us with a fully completed and validly executed applicable Internal Revenue Service (“IRS”) Form W-8. However, it is possible that the IRS could assert that such payments are subject to U.S. withholding tax, or that we or another withholding agent may otherwise determine that withholding is required, in which case we or the other withholding agent may withhold up to 30% on such payments (subject to reduction or elimination of such withholding tax pursuant to an applicable income tax treaty) without being required to pay any additional amounts with respect to amounts so withheld.

Section 871(m).  Section 871(m) of the Code requires withholding (up to 30%, depending on the applicable treaty) on certain financial instruments to the extent that the payments or deemed payments on the financial instruments are contingent upon or determined by reference to U.S.-source dividends. Under proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the Notes, may be treated as dividend equivalents. If enacted in their current form, the regulations may impose a withholding tax on payments made on the Notes on or after January 1, 2014 that are treated as dividend equivalents. In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Further, Non-U.S. Holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the Notes in order to minimize or avoid U.S. withholding taxes.

Foreign Account Tax Compliance Act.  The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest of dividends) and “pass-thru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final Treasury regulations published in the Federal Register on January 28, 2013, the withholding and reporting requirements will generally apply to certain withholdable payments made after December 31, 2013, certain gross proceeds on sale or disposition occurring after December 31, 2016, and certain pass-thru payments made after December 31, 2016. Pursuant to a recently issued Internal Revenue Service Notice, FATCA withholding on “withholdable payments” begins on July 1, 2014, and pursuant to this Notice, withholding tax under FATCA would not be imposed on payments pursuant to obligations that are outstanding on July 1, 2014 (and are not materially modified after June 30, 2014). If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and the above description is based on regulations and interim guidance. Investors should consult their own advisor about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

Proposed Legislation

The House Ways and Means Committee has released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on as annual basis with the all gains and losses to be treated as ordinary, subject to certain exceptions. You are urged to consult your tax advisor regarding the draft legislation and its possible impact on you.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)

We will agree to sell to JP Morgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates (the “Agents”) and the Agents will agree to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agents intend to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this free writing prospectus.

Each Agent may be deemed to be an “underwriter” within the Securities Act of 1933 (the “Securities Act”). We will agree to indemnify the Agents against certain liabilities, including liabilities under the Securities Act.

UBS Securities LLC and its affiliates may offer to buy or sell the Notes in the secondary market (if any) at prices greater than UBS’ internal valuation — The value of the Notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliate’s customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the Notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the Notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 3 months after the trade date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other negotiated provisions with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates are not required to make a market for the Notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Fair value considerations” and “Key Risks —Limited or no secondary market and secondary market price considerations” on page 5 and 6 of this free writing prospectus.